FORM N-SAR
Exhibits 77M

MainStay Funds Trust
For Period Ended 10/31/12

Explanatory Note Regarding Fund Mergers

Each of the series listed below were merged into MainStay Funds Trust, a Delaware trust, effective on May 25, 2012.  All of the relevant information for the six-month period ended October 31, 2012 for these series is reported on this Form N-SAR.

MainStay Balanced Fund
MainStay U.S. Small Cap Fund